Sit Investment Associates
Mutual Funds Newsletter
Winter 2018

Sit Mutual Funds 2017 In Review

Producer manufacturing, energy, and electronic technology sectors provided positive sector performance on a relative basis for the **Dividend Growth Fund** (+20.24% Class I). Top performing stocks during the year were: AbbVie (+60%), Applied Materials (+60%), Sherwin-Williams (+24%), and Abbott Laboratories (+52%). The Fund slightly outperformed its S&P 500 benchmark for the fourth quarter, but trailed the benchmark over the full year as several non-dividend paying stocks contained in the benchmark such as Amazon (+55%) and Facebook (+54%) performed very well, but were not owned by the Fund.

For the **Small Cap Dividend Growth Fund** (+13.69% Class I) strong stock selection in the electronic technology, finance, and industrial services sectors drove returns. MKS Instruments, Inc. (+60%), Thor Industries, Inc. (+52%), and Orbital ATK, Inc. (+51%) had the greatest contributions to the Fund's return.

The **Global Dividend Growth Fund** (+19.75% Class I) posted strong risk adjusted returns for the year. Contributing favorably to the absolute and relative outperformance for the Fund was strong stock selection in the pharmaceutical (AbbVie +60%) and semiconductor (Applied Materials +59%) industries as well as not owning GE within the capital goods sector.

The equity portion of the **Balanced Fund** (+17.74%) outperformed the S&P 500 by +5.35%. Stock selections in the technology services (Adobe Systems +70%) and consumer non-durables (Estee Lauder +68%) sectors drove equity performance for the period. The bond portion of the portfolio generated strong returns relative to its benchmark by gaining +5% versus +3.5% for the Bloomberg Barclays Aggregate Bond Index.

ESG Growth Fund (+23.72% Class I) holdings in the pharmaceutical (+60.13% AbbVie, Inc.), consumer services (+66.22% Marriot International), and media (+40.60% RELX PLC) sectors contributed substantially to returns during the year. The Fund generated a total return of +23.72% (Class I) versus its benchmark, the MSCI World Index return (+22.40%).

The top five performing stocks in the **Large Cap Growth Fund** (+27.83%) for the year were: NVIDIA (+89%), PayPal (+87%), Centene Corp. (+79%), Adobe (+70%) and Este Lauder (+69%). Relative to the Russell 1000 Growth Index, favorable contributions from the portfolio's holdings in the consumer non-durables (Estee Lauder, but not owning Altria), electronic technology (NVIDIA, Applied Materials, Broadcom) and not owning IBM helped performance.

Mid Cap Growth Fund (+19.01%) holdings in Arista Networks, Inc. (+143%) and Align Technology (+131%) enhanced returns for the year. The Fund also benefited from holdings in Marriot International (+66%) and Applied Materials (+59%).

The **Small Cap Growth Fund** (+15.71%) maintained substantial weights in Health Technology, Electronic Technology, and Producer Manufacturing sectors. Software companies Take Two Interactive (+122%) and ANSYS Inc. (+59%) helped drive returns in the Small Cap Growth Fund.

International Growth Fund (+24.02%) returns were driven by exposure to mobile gaming (Tencent +114%), online retail (Alibaba +96%), and automobile software company Mobileye (+66%). Regionally, the UK, Asia/Pacific Ex-Japan, and Africa/Mideast provided positive returns for the Fund.

The **Developing Markets Growth Fund** (+43.23%) posted a strong year and significantly outperformed its index, the MSCI Emerging Markets Index (+34.35%). Contributing to returns were holdings TAL Education (+155%, consumer services), Tencent Holdings Ltd. (+114%, software), and Alibaba Group Holdings Ltd. (+96%, e-commerce). Relative to the benchmark, stock selections in the Asia/Pacific Ex-Japan and Latin America regions were also positive for returns.

The **U.S. Government Securities Fund** (+1.33%) benefitted from its income advantage relative to benchmark. High coupon mortgages performed well during the year with stable income characteristics and considerable cash flow. Fund managers were able to reinvest cash flows at higher rates as the year progressed. The Fund's 30-Day SEC Yield was 2.65% at year end.

The **Quality Income Fund** (+1.16%) outperformed its benchmark by .32% for the year with strong support from holdings in non-agency residential mortgages, corporates, and taxable municipal securities. The 30-Day SEC Yield was 1.77% at year end.

The **Tax-Free Income Fund** (+7.68%) also substantially outperformed its benchmark for the year. Portfolios were positioned for a flattening of the yield curve during the year. Hedging for a rise in interest rates and owning long-maturity bonds enhanced returns for the period in both portfolios. Hospital revenue bonds produced the strongest returns for the year.

The **Minnesota Tax-Free Income Fund** (+5.83%) turned in a strong return for the calendar year, significantly outperforming its benchmark, the Bloomberg Barclays 5-Year Muni Bond Index, which had a return of +3.14%. The Fund maintains an investment-grade credit rating, and a focus on revenue bonds, which typically provide more income than general obligation bonds.

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



Global economic growth gained momentum over the last several quarters, and we believe 2018 will provide another year of slow but steady growth.

U.S. economic growth picked up steam over the course of 2017, primarily driven by an uptick in consumer spending and improved business investment. We expect further growth acceleration as the Tax Cuts and Jobs Act is poised to kick-start a virtuous cycle of strong economic growth that could elongate the current expansion should "animal spirits" endure. The degree to which tax reductions will accelerate economic growth is contingent on how much of the tax savings and repatriated cash is allocated to domestic investment and higher wages relative to incremental corporate share repurchases and dividends. In addition, small business formation, which has lagged this cycle, may also improve in a more stimulative regulatory and tax backdrop. An intriguing aspect of the tax package is its timing – when unemployment is exceptionally low, consumer and business confidence at cycle highs, and economic expansion is well-advanced. A late-cycle stimulus could prove inflationary and push interest rates higher, which could offset growth benefits.

The potential for an increasingly "hawkish" Federal Reserve represents a key risk factor for the economy and financial markets in the year ahead. Further tightening of labor markets should finally spark accelerating wage gains. "Base effects" from wireless phone services and dollar weakness should diminish as the year progresses, and higher commodity prices, particularly oil, are likely to push inflation higher. However, we anticipate that the Fed will remain data dependent/market sensitive as it seeks to normalize the fed funds rate and its balance sheet concurrently. The Fed recently increased the fed funds rate by 25 basis points to a range of 125 – 150 basis points, which is its fifth increase since 2015, and it is in the initial stages of gradually reducing the size of the balance sheet. We are anticipating at least three 25 basis point rate increases in 2018. While this likely results in continued yield curve flattening,

we do not think a flatter curve is sending recessionary signals because economic circumstances and technical factors, such as the reduction in the Fed balance sheet, are causing atypical distortions.

Outside the U.S., economic growth has shown broad-based improvement over the last several quarters. The improvement in Europe has been particularly impressive, with a healthier banking system critical in supporting both business and consumer spending. Still, as exports represent over 45% of GDP, the Euro area is sensitive to global trade conditions and moderating economic growth in China. Ongoing strength of the euro could begin to take a toll on exports. We believe growth in China peaked in early 2017, as tightening measures begin to impact industrial and consumption growth and, in particular, frothy property markets. China's unprecedented growing debt levels remain a key risk to the global economy, but we believe there is still enough policy flexibility to avoid a major slowdown for the time being. The Indian government has taken steps to integrate major reforms, such as currency demonetization and the Goods and Services Tax, which hampered economic growth in fiscal 2018. Finally, while Japan's economy grew ahead of modest expectations over the past year, we believe structural challenges (i.e., aging population) continue to outweigh pro-growth fiscal policies.

2017 was an excellent year for investors as virtually every major asset class produced solid gains. The "Goldilocks" environment of continued low interest rates, combined with an uptick in global growth (and corporate earnings), was augmented at year-end by the passage of U.S. tax reform. This is a sweeping piece of legislation that will likely have both cyclical and structural impacts on the economy and financial markets.

Key beneficiaries of the Tax Cuts and Jobs Act include consumers, domestic-centric firms with a high effective tax rate currently, and multinational corporations that can repatriate large offshore cash balances. Our judgment is the equity markets have only partially priced in the benefits of tax reform and that upward earnings revisions will be an additional catalyst for stocks in the months ahead. Furthermore, we expect mergers and ac-

quisitions to accelerate in many sectors as clarity around tax reform (and, to a lesser extent, regulatory reform) emerge. We believe tax reform will likely incentivize acquirers to pursue U.S.-based assets.

While a tax cut amounting to a relatively small amount of gross domestic product (GDP) may not seem like much (approximating 0.5%-0.6% of GDP over 10 years), we anticipate that the impact on businesses and financial markets will be quite significant. One of the intriguing aspects of the tax package simply relates to when it is occurring. The U.S. unemployment rate is exceptionally low, both business and consumer confidence are at cyclical highs, and the economic expansion is in its eighth year. In contrast, prior tax reductions generally occurred when the economy was cyclically weak. According to Evercore ISI, the average U.S. unemployment rate when the past seven tax cuts occurred was 7.0%, compared to the reported rate of 4.1% in December 2017.

In terms of bill specifics, while the vast majority of consumers will get a tax reduction, businesses are clearly the big winners. The plan is a pro-investment reform of the tax code that dramatically lowers corporate rates, promotes repatriation of offshore cash, and offers incentives for capital investment. The ultimate success of these reforms will depend on the degree to which they generate a "virtuous cycle" that includes a prolonged period of capex, productivity gains, and accelerating wages as labor markets tighten. With unemployment so low, it is critical that non-inflationary, investment-led productivity growth improves from the anemic levels experienced throughout much of this economic cycle.

While it is difficult to predict exactly how much of the tax reform effect is already factored in to equity valuations, we believe it is only partially reflected for three key reasons. First, we attribute much of last year's rise to other factors such as minimal inflation, and improving conditions throughout the world. Second, investors were largely skeptical of the passage of tax reform until the last few weeks of the year. Finally, while some stocks/sectors received a late year boost (particularly domestic firms with high tax rates), other provisions of tax reform will likely play out as 2018 progresses, including accelerating capital spending, repatriation, and higher consumer spending. In our view, the vast majority of companies will benefit from aspects of U.S. tax reform, but to greatly varying degrees. This reinforces our view that this will be a "stock picker's" market as policy beneficiaries reward investors with improved earnings and dividend growth over time.

Fixed Income

Jerome Powell will replace Janet Yellen as the new Chair of the Federal Reserve Board of Governors, and he has previously stated that the economy does not need additional stimulus, which implies the Fed will continue to raise rates gradually until a neutral fed funds rate is achieved We believe this level is around +3% which translates to six more 25 basis point increases in the fed funds rate. We anticipate three 25 basis point rate increases in 2018, but believe these actions are data dependent. The Fed's balance sheet reduction program will remain in place, and this reversal in QE will likely push rates higher as well.

The yield curve will likely continue to flatten as the Fed continues to increase short-term rates so we have adjusted portfolios to benefit from this forecast, with a focus on tighter spreads and yield curve positioning. Additionally, as the positive impacts of tax reform and deregulation continue to make their way through the financial markets, we maintain a positive position bias towards credit spreads in areas such as corporate bonds, asset-backed securities, select areas of mortgage-backed securities, and taxable municipals. We favor longer duration, lower investment grade credits rather than high-yield credit areas as some of those may be negatively impacted by new limitations on the deductibility of interest payments.

The AAA tax-exempt municipal bond yield curve flattened significantly during the year to a spread of just 98 basis points between the 2-year and 30-year spot yields making it the flattest it has been in over 10 years. We foresee a more modest continuation of flattening in 2018 as short yields continue to rise while long yields reverse course and rise as well, but at a slower pace.

The changing shape of the yield curve was also reflected in the strong outperformance of long bond indices relative to short and intermediate maturity indices. The BBB index was the best performing investment category for every quarter during the year. Revenue bonds outperformed general obligation bonds for the year due to the higher income offered by revenue bonds.

Municipal bond issuance was heavy in 2017, spurred on by both proposed and final tax legislation. December was the largest month ever for issuance at $60+ billion, and it brought the total annual issuance to within a few percentage points of the record pace for 2016. Fortunately, the municipal market held up well in the face of heavy supply, and municipal bond funds ended the year with $18 billion of inflows.

We continue to place a significant emphasis on investing in bonds that have higher coupon rates because income is the primary driver of total return over a full market cycle. Durations will be kept near current levels while we focus on investing in bonds with higher credit quality ratings and short call features with limited extension risk.

Equities

Synchronized global growth, improving corporate earnings, benign inflation and supportive financial conditions helped propel equity markets worldwide appreciably higher in 2017. Larger capitalization, growth-oriented stocks led domestic markets higher. Stocks of U.S. companies with international sales exposure also outperformed for most of 2017, while those that are domestic-centric, tax cut beneficiaries and/or interest rate sensitive led the overall market in the fourth quarter. Internationally, the MSCI Europe Index generated a U.S. dollar total return of +26.2%, but performance slowed in the second half as investors fretted about ECB tapering, economic momentum, and the strengthening euro. The MSCI Japan Index finished the year up +24.4% in U.S. dollar terms following more policy clarity after Prime Minister Abe's election win in October, cheaper valuations, and upbeat corporate earnings. Strong gains were also achieved by the MSCI Emerging Markets Index

(+34.4%, U.S. dollar basis), which was led by Chinese stocks.

In terms of investment strategy, we continue to focus on a "barbell" approach at this stage of the market cycle. We expect to maintain positions in visible secular growth/less cyclical growth stocks, balanced with stocks/sectors levered to policy changes, particularly related to tax reduction and higher capital spending. As tax reform gained momentum in recent months, we added to several groups that are attractively valued and stand to benefit from policy change across a number of different industries. For example, bank and life insurance stocks are increasingly attractive given their high (current) tax rates and leverage to an uptick in economic growth, including the likelihood that interest rates will gradually move higher in 2018. Some other industries with improving fundamentals (via policy change) include manufacturing, defense, food/beverage, managed care, media, retail, and airlines. While investors have not recently focused on the health care and technology sectors, largely because many of these firms are global enterprises with very low tax rates, these groups have the most to gain from repatriation of their cash from overseas. We expect this to drive incremental merger and acquisition activity and capital returns for these sectors.

While tax reform represents a catalyst for both the economy and financial markets, we do not dismiss the risks. Even after the assumed benefits of faster growth, the plan will most certainly add to disturbingly high U.S. debt levels. Furthermore, adding stimulus to an economy near full employment could precipitate higher inflation and interest rates, negating the growth benefits. Finally, there will most certainly be unintended consequences from legislation of this size and complexity, with the manifestation of underlying risks possibly not evident until an economic downturn ensues.

Tax reform certainly adds intricacy to the current market environment, but we strongly believe it offers opportunity for active investors. Our research team remains focused on identifying those companies that are well positioned for improved growth in this dynamic period.

IRS Tax Guide is Available

Not sure where to begin when doing your taxes? In December, the IRS placed its guide for preparing 2017 individual tax returns on its website. Publication 17, "Your Federal Income Tax," has been updated and includes helpful links to answer a variety of questions (www.irs.gov/publications/p17). If you prefer a paper copy, call the IRS Forms and Publications line at 1-800-829-3676.

Annual Gift Tax Exemption Increases

After being stuck at $14,000 for a number of years, the gift tax exclusion amount increased $1,000 to $15,000 in 2018. This means that an individual can now give any number of people $15,000 per year without incurring a gift tax.

2017 Tax Information

Completed Federal Form	Information	Recipients in Tax Year 2017	Date Mailed to Shareholders
1099-DIV	Reports ordinary and qualified dividends and short- and long-term capital gain distributions for taxable accounts. Tax-exempt income is also reported.	While all the Sit Mutual Funds distributed dividend income and/or capital gains in 2017, shareholders will receive this tax form only if they were fund owners at the time the dividend income or capital gains were distributed.	Mailed by February 15, 2018
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	Mailed by February 15, 2018
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in the box to the immediate left, in their IRA and retirement plan accounts.	Mailed in mid-January 2018
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31st fair market value.	Shareholders who made account transactions, as described in the box to the immediate left, in their IRA account.	Mailed by May 31, 2018

2018 Investment Seminars

Join us for breakfast or lunch at our 2018 investment seminars. Breakfast sessions begin at 7:30 a.m. at the Edina Country Club located at 5100 Wooddale Avenue, Edina, MN. Lunch sessions begin at noon in the third floor conference room of the IDS Tower at 80 South 8th Street in downtown Minneapolis. Seminars are free, but reservations are required. Call Steve Benjamin at 612-359-2554 or send an email to spb@sitinvest.com to reserve your spot.

For details of the 2018 investment seminars, please visit the Sit Mutual Funds seminar webpage at http://www.sitfunds.com/2018-investment-seminar-schedule/

April 3, 2018	*The Crazy, Complicated World of the IRS*
April 24, 2018	*Conventional Wisdom, Your Money and You*

Sit Dividend Growth Fund

As of December 31, 2017

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**6.90**	**20.24**	**10.20**	**13.97**	**8.79**	**9.92**	**1.75**
S&P 500® Index	6.64	21.83	11.41	15.79	8.50	8.68	
Class S Shares	**6.79**	**19.88**	**9.91**	**13.69**	**8.51**	**9.26**	**1.49**
S&P 500 Index	6.64	21.83	11.41	15.79	8.50	8.64	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Verizon Communications, Inc.	3.2	Home Depot, Inc.	2.5
Microsoft Corp.	2.9	Bank of America Corp.	2.4
Johnson & Johnson	2.8	Broadcom, Ltd.	2.0
Apple, Inc.	2.7	Morgan Stanley	1.9
JPMorgan Chase & Co.	2.7	Abbott Laboratories	1.8
		Total	24.9

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.9
Health Technology	12.1
Electronic Technology	9.8
Producer Manufacturing	9.4
Consumer Non-Durables	7.9
Technology Services	6.1
Consumer Services	5.7
Retail Trade	5.7
Sectors Less Than 5.5%	25.1
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$939.7
S Share Assets (Millions):	$60.2
Number of Holdings:	83
Wtd. Avg. Market Cap (Billions):	$148.9
Median Market Cap (Billions):	$51.8
Turnover Rate:	32.3 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of December 31, 2017

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			
Small		■	

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Robert W. Sit, CFA, 26 years
Michael T. Manns, 30 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		30-Day SEC Yield[1]
		1 Year	Since Inception	
Class I Shares	**4.72**	**13.69**	**28.18**	**0.99**
Class S Shares	**4.68**	**13.42**	**27.33**	**0.74**
Russell 2000® Index	3.34	14.65	27.44	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
MKS Instruments, Inc.	2.3	Legg Mason, Inc.	1.7
East West Bancorp, Inc.	2.2	Dunkin' Brands Group, Inc.	1.6
Provident Financial Services, Inc.	2.1	Wintrust Financial Corp.	1.5
Thor Industries, Inc.	1.8	Camping World Holdings, Inc.	1.5
Scotts Miracle-Gro Co.	1.7	Oshkosh Corp.	1.5
		Total	18.1

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.4
Producer Manufacturing	9.7
Process Industries	8.7
Consumer Durables	6.7
Consumer Services	6.5
Health Technology	5.2
Electronic Technology	4.9
Commercial Services	4.6
Sectors Less Than 4.5%	25.7
Cash and Other Net Assets	4.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$14.9
S Share Assets (Millions):	$4.0
Number of Holdings:	99
Wtd. Avg. Market Cap (Billions):	$4.3
Median Market Cap (Billions):	$3.6
Turnover Rate:	14.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of December 31, 2017

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**6.15**	**19.75**	**7.58**	**9.53**	**9.41**	**1.80**
Class S Shares	**6.09**	**19.54**	**7.33**	**9.27**	**9.14**	**1.55**
MSCI World Index	5.51	22.40	9.26	11.64	8.65	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	22.8
Producer Manufacturing	10.4
Consumer Non-Durables	9.0
Health Technology	9.0
Process Industries	8.8
Technology Services	6.5
Electronic Technology	5.7
Communications	5.1
Sectors Less Than 5.0%	20.6
Cash and Other Net Assets	2.1

PORTFOLIO COUNTRY ALLOCATION (%)

United States	63.3
United Kingdom	5.6
Netherlands	4.8
Canada	4.3
Switzerland	4.0
Germany	3.8
Ireland	2.2
Spain	2.2
7 Countries Less Than 2.2%	7.7
Cash and Other Assets	2.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	3.7
Johnson & Johnson	2.9
Verizon Communications, Inc.	2.9
JPMorgan Chase & Co.	2.8
Pfizer, Inc.	2.3
AbbVie, Inc.	2.1
PepsiCo, Inc.	2.1
Apple, Inc.	2.1
Diageo, PLC, ADR	2.1
Nestle SA	2.0
Total	14.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$29.3
S Share Assets (Millions):	$3.5
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$146.6
Median Market Cap (Billions):	$67.8
Turnover Rate:	8.0 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Raymond E. Sit, 25 years
Michael J. Stellmacher, CFA, 26 years
Tasha M. Murdoff, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of December 31, 2017

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Bryce A. Doty, CFA, 27 years
Ronald D. Sit, CFA, 33 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**4.60**	**17.74**	**7.99**	**10.22**	**6.15**	**7.15**
S&P 500® Index	6.64	21.83	11.41	15.79	8.50	9.67
Bloomberg Barclays Aggregate Bond Index	0.39	3.54	2.24	2.10	4.01	5.30

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.7
Alphabet, Inc.	2.5
Microsoft Corp.	2.3
Visa, Inc.	2.3
Facebook, Inc.	1.8

Bonds

Company Name	% of Net Assets
Security Benefit Life, 7.45%, 10/1/33	0.7
BlackRock Income Trust	0.6
MFS Intermediate Income Trust	0.6
FHLMC, 5.00%, 10/1/43	0.5
National Rural Utilities, 8.00%, 3/1/32	0.5

PORTFOLIO ALLOCATION (%)

Stocks	63.0
Bonds	31.9
Cash and Other Net Assets	5.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$27.6
Number of Holdings:	228

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of December 31, 2017

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | |
		1 Year	Since Inception
Class I Shares	**6.73**	**23.72**	**26.20**
Class S Shares	**6.70**	**23.47**	**25.80**
MSCI World Index	5.51	22.40	30.74

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Verizon Communications, Inc.	3.0	Ingersoll-Rand, PLC	2.5
Microsoft Corp.	3.0	3M Co.	2.5
Starbucks Corp.	2.7	Home Depot, Inc.	2.5
Suncor Energy, Inc.	2.6	Intel Corp.	2.5
Marriott International, Inc.	2.6	ING Groep NV, ADR	2.4
		Total	26.3

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.4
Consumer Non-Durables	9.8
Technology Services	9.6
Health Technology	9.2
Consumer Services	9.0
Producer Manufacturing	8.3
Electronic Technology	5.7
Energy Minerals	5.2
Sectors Less Than 5.0%	21.2
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$3.1
Number of Holdings:	57
Wtd. Avg. Market Cap (Billions):	$152.2
Median Market Cap (Billions):	$84.2
Turnover Rate:	3.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

| Cap Size | Style | | |
	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 27 years
  David A. Brown, 22 years
  Kent L. Johnson, CFA, 28 years
  Michael T. Manns, 30 years
  Tasha M. Murdoff, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of December 31, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 27 years
  Ronald D. Sit, CFA, 33 years
  Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**6.75**	**27.83**	**11.70**	**14.85**	**7.80**	**10.21**
Russell 1000® Growth Index	7.86	30.21	13.79	17.33	10.00	11.38

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.5	Broadcom, Ltd.	2.7
Apple, Inc.	6.5	Adobe Systems, Inc.	2.3
Microsoft Corp.	5.2	Home Depot, Inc.	2.3
Facebook, Inc.	3.8	PepsiCo, Inc.	2.2
Visa, Inc.	3.4	Amazon.com, Inc.	2.1
		Total	37.0

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	26.9
Electronic Technology	14.3
Health Technology	8.7
Producer Manufacturing	8.6
Consumer Services	8.5
Retail Trade	6.3
Finance	6.2
Consumer Non-Durables	4.8
Sectors Less Than 4.5%	14.5
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$118.3
Number of Holdings:	73
Wtd. Avg. Market Cap (Billions):	225.8
Median Market Cap (Billions):	76.1
Turnover Rate:	5.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of December 31, 2017

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**3.27**	**19.01**	**6.26**	**11.16**	**5.87**	**11.53**
Russell Midcap® Growth Index	6.81	25.27	10.30	15.30	9.10	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Broadcom, Ltd.	3.1	Ecolab, Inc.	2.4
Arista Networks, Inc.	3.0	Marriott International, Inc.	2.3
TJX Cos., Inc.	2.7	priceline.com, Inc.	2.3
Applied Materials, Inc.	2.6	Skyworks Solutions, Inc.	2.3
Waste Connections, Inc.	2.5	Ulta Beauty, Inc.	2.2
		Total	25.4

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	17.4
Electronic Technology	13.9
Finance	10.9
Producer Manufacturing	10.7
Health Technology	7.6
Consumer Services	6.4
Retail Trade	5.3
Process Industries	5.2
Sectors Less Than 4.0%	20.7
Cash and Other Net Assets	1.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$159.5
Number of Holdings:	81
Wtd. Avg. Market Cap (Billions):	$24.5
Median Market Cap (Billions):	$11.4
Turnover Rate:	14.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Robert W. Sit, CFA, 26 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of December 31, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 27 years
  Kent L. Johnson, CFA, 28 years
  Robert W. Sit, CFA, 26 years
  Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**2.73**	**15.71**	**5.26**	**9.93**	**5.88**	**10.22**
Russell 2000® Growth Index	4.59	22.17	10.28	15.21	9.19	8.33

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Arista Networks, Inc.	2.4	Dunkin' Brands Group, Inc.	1.8
Take-Two Interactive Software, Inc.	2.3	Thor Industries, Inc.	1.8
Skyworks Solutions, Inc.	2.2	Euronet Worldwide, Inc.	1.6
Waste Connections, Inc.	2.0	On Assignment, Inc.	1.6
Scotts Miracle-Gro Co.	1.9	Booz Allen Hamilton Holding Corp.	1.6
		Total	19.2

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	13.9
Health Technology	12.4
Finance	10.3
Producer Manufacturing	9.9
Electronic Technology	8.8
Consumer Durables	7.7
Consumer Services	6.8
Commercial Services	4.7
Sectors Less Than 4.7%	23.2
Cash and Other Net Assets	2.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$95.6
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$7.4
Median Market Cap (Billions):	$4.8
Turnover Rate:	17.1 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000**® **Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of December 31, 2017

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**2.01**	**24.02**	**6.67**	**5.62**	**0.69**	**4.20**
MSCI EAFE Index	4.23	25.03	7.80	7.90	1.94	5.63

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	21.5
Consumer Non-Durables	12.7
Producer Manufacturing	10.7
Process Industries	7.0
Technology Services	6.9
Electronic Technology	6.3
Health Technology	6.1
Consumer Durables	4.8
Sectors Less Than 4.5%	21.8
Cash and Other Net Assets	2.2

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	23.7
Netherlands	10.6
France	10.1
Japan	8.7
Switzerland	7.9
China/Hong Kong	6.7
Germany	6.3
Canada	5.3
10 Countries Less Than 5.3%	18.5
Cash and Other Assets	2.2

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Nestle SA	2.7
ING Groep NV	2.7
Tencent Holdings, Ltd.	2.4
Royal Dutch Shell, PLC, ADR	2.3
Reckitt Benckiser Group, PLC	2.3
Siemens AG	2.3
DS Smith, PLC	2.2
RELX NV	2.2
Diageo, PLC, ADR	2.1
British American Tobacco, PLC	2.1
Total	23.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.0
Number of Holdings:	73
Wtd. Avg. Market Cap (Billions):	$87.5
Median Market Cap (Billions):	$43.5
Turnover Rate:	6.0 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 27 years
- Tasha M. Murdoff, 22 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of December 31, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 27 years
  Raymond E. Sit, 25 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**6.11**	**43.23**	**7.67**	**2.97**	**-0.68**	**4.51**
MSCI Emerging Markets Index	7.09	34.35	6.60	1.88	-0.72	3.82

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.6
Electronic Technology	14.9
Retail Trade	13.6
Consumer Services	9.5
Technology Services	7.0
Consumer Non-Durables	5.0
Energy Minerals	4.8
Health Technology	4.5
Sectors Less Than 4.0%	20.5
Cash and Other Net Assets	1.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	35.0
South Korea	12.1
South Africa	8.9
India	7.9
Taiwan	7.4
Brazil	5.3
Singapore	4.0
Israel	3.0
10 Countries Less Than 3.0%	14.8
Cash and Other Assets	1.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	5.3
Alibaba Group Holding, Ltd., ADR	4.6
Samsung Electronics Co., Ltd.	4.6
Naspers, Ltd.	4.2
TAL Education Group, ADR	3.8
iShares MSCI India ETF	3.6
NICE Systems, Ltd., ADR	3.0
CSPC Pharmaceutical Group, Ltd.	2.9
Shinhan Financial Group Co., Ltd.	2.8
China Construction Bank Corp.	2.6
Total	37.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.2
Number of Holdings:	51
Wtd. Avg. Market Cap (Billions):	$107.3
Median Market Cap (Billions):	$23.0
Turnover Rate:	11.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of December 31, 2017

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
U.S. Government Securities	**0.35**	**1.33**	**1.15**	**0.71**	**2.65**	**5.31**	**2.65**
Bloomberg Barclays Intermediate Government Index	-0.41	1.14	1.12	0.92	2.70	5.48	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	51.7
FNMA Pass-Through	19.2
GNMA Pass-Through	13.4
FHLMC Pass-Through	8.3
Asset-Backed	1.6
U.S. Treasury/Federal Agy.	1.4
Cash & Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$584.7
Average Maturity:	19.0 Years
Effective Duration:	2.3 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Michael C. Brilley, 49 years
 Bryce A. Doty, CFA, 27 years
 Mark H. Book, CFA, 31 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of December 31, 2017

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 49 years
Bryce A. Doty, CFA, 27 years
Mark H. Book, CFA, 31 years
Christopher M. Rasmussen, CFA, 17 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Quality Income	**0.21**	**1.16**	**0.56**	**0.59**	**1.77**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	-0.21	0.84	0.93	0.84	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	41.2
Corporate Bonds	15.2
Mortgage Pass-Through (Agy.)	14.7
Asset-Backed (non-agency)	10.1
CMO (non-agency)	7.7
Taxable Municipal	5.9
Taxable Municipal (Agy-Backed)	3.8
Cash & Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$79.1
Average Maturity:	6.9 Years
Effective Duration:	1.0 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of December 31, 2017

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**2.30**	**7.68**	**4.04**	**4.28**	**4.72**	**5.29**
Bloomberg Barclays 5-Year Muni Index	-0.70	3.14	1.72	1.83	3.54	5.00

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.46	28.0% Tax Rate	3.42
		36.8% Tax Rate	3.89
		38.8% Tax Rate	4.02
		43.4% Tax Rate	4.35

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	24.9
Multi Family Mortgage	23.6
Other Revenue	9.9
Education/Student Loan	6.4
General Obligation	6.0
Insured	5.5
Hospital / Health Care	5.1
Investment Companies	3.7
Sectors Less Than 3.0%	9.0
Cash and Other Net Assets	5.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$193.2
Average Maturity:	17.3 Years
Duration to Estimated Avg. Life:	4.1 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Michael C. Brilley, 49 years
 Paul J. Jungquist, CFA, 23 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2017

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 49 years
  Paul J. Jungquist, CFA, 23 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.51**	**5.83**	**3.14**	**3.17**	**4.54**	**4.75**
Bloomberg Barclays 5-Year Muni Bond Index	-0.70	3.14	1.72	1.83	3.54	4.28

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.56	33.65% Tax Rate	3.86
		43.03% Tax Rate	4.49
		44.83% Tax Rate	4.64
		48.98% Tax Rate	5.02

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.0
Hospital / Health Care	16.7
Single Family Mortgage	15.6
Education/Student Loan	14.1
Municipal Lease	6.7
Other Revenue	5.2
Utility	4.8
Escrow to Maturity/Pre-Refund	3.6
Sectors Less Than 3.5%	9.8
Cash and Other Net Assets	3.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$547.6
Average Maturity:	15.7 Years
Duration to Estimated Avg. Life:	4.2 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

2017 in Review • Investment Outlook and Strategy Summary • IRS Tax Guide Available • Annual Gift Tax Exemption Increases • 2017 Tax Form Mailing Dates • 2018 Investment Seminars • Sit Mutual Funds Fourth Quarter 2017 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211.